UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

PFSweb, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

717098206

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 25, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 717098206

1	NAME OF REPORTING PERSON

ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		756,986
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

756,986
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

756,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.95%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 717098206

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		198,463
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

198,463
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

198,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.04%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 717098206

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		955,449
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

955,449
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

955,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 717098206

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		955,449
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

955,449
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

955,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 717098206

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		955,449
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

955,449
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

955,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 717098206

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engine Capital and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 756,986 Shares beneficially owned by Engine Capital is approximately $3,411,414, including brokerage commissions. The aggregate purchase price of the 198,463 Shares beneficially owned by Engine Jet is approximately $470,637, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 19,147,369 Shares outstanding, as of May 7, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2018.

A.	Engine Capital
(a)	As of the close of business on June 27, 2018, Engine Capital directly owned 756,986 Shares.

Percentage: Approximately 3.95%

(b)	1. Sole power to vote or direct vote: 756,986
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 756,986
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Capital during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
B.	Engine Jet
(a)	As of the close of business on June 27, 2018, Engine Jet directly owned 198,463 Shares.

Percentage: Approximately 1.04%

(b)	1. Sole power to vote or direct vote: 198,463
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 198,463
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Jet during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
7

CUSIP NO. 717098206

C.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Management may be deemed to beneficially own 955,449 Shares.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 955,449
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 955,449
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Management has not entered into any transactions in the Shares during the past (60) sixty days. The transactions in the Shares on behalf of each of Engine Capital and Engine Jet during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
D.	Engine Investments
(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Investments may be deemed to beneficially own 955,449 Shares.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 955,449
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 955,449
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments has not entered into any transactions in the Shares during the past (60) sixty days. The transactions in the Shares on behalf of each of Engine Capital and Engine Jet during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
E.	Arnaud Ajdler
(a)	Mr. Ajdler, as the managing member of Engine Management and Engine Investments, may be deemed to beneficially own the 955,449 Shares owned beneficially by Engine Management and Engine Investments.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 955,449
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 955,449
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ajdler has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Engine Capital and Engine Jet during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(e)	As of June 27, 2018, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.
8

CUSIP NO. 717098206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2018

Engine Capital, L.P.

By: Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By: Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
ARNAUD AJDLER

9

CUSIP NO. 717098206

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Nature of Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Engine Capital, L.P.

Sale of Common Stock	(9,751)	10.3071	05/18/2018
Sale of Common Stock	(6,609)	10.3769	05/21/2018
Sale of Common Stock	(1,671)	10.3000	05/22/2018
Sale of Common Stock	(4,000)	10.2807	05/23/2018
Sale of Common Stock	(1,958)	10.2807	05/23/2018
Sale of Common Stock	(12,994)	10.2500	05/23/2018
Sale of Common Stock	(1,979)	10.6510	05/24/2018
Sale of Common Stock	(6,522)	10.5277	05/29/2018
Sale of Common Stock	(6,487)	10.5664	05/30/2018
Sale of Common Stock	(8,473)	10.7077	05/31/2018
Sale of Common Stock	(7,923)	10.7000	05/31/2018
Sale of Common Stock	(23,455)	10.7505	05/31/2018
Sale of Common Stock	(9,985)	10.9237	06/01/2018
Sale of Common Stock	(7,108)	11.6785	06/04/2018
Sale of Common Stock	(37,707)	11.4582	06/04/2018
Sale of Common Stock	(951)	11.1400	06/05/2018
Sale of Common Stock	(5,528)	11.1034	06/05/2018
Sale of Common Stock	(1,981)	11.2204	06/06/2018
Sale of Common Stock	(19,958)	11.1411	06/06/2018
Sale of Common Stock	(17,985)	11.0030	06/07/2018
Sale of Common Stock	(6,885)	11.0001	06/08/2018
Sale of Common Stock	(6,454)	10.8179	06/12/2018
Sale of Common Stock	(6,969)	10.6995	06/12/2018
Sale of Common Stock	(6,829)	10.8065	06/13/2018
Sale of Common Stock	(7,923)	10.7074	06/14/2018
Sale of Common Stock	(3,187)	10.7069	06/15/2018
Sale of Common Stock	(12,950)	10.6342	06/18/2018
Sale of Common Stock	(11,214)	10.5200	06/19/2018
Sale of Common Stock	(7,923)	10.6503	06/20/2018
Purchase of Common Stock	4,687	9.8918	06/21/2018
Sale of Common Stock	(3,961)	10.2523	06/22/2018
Purchase of Common Stock	7,923	10.2706	06/22/2018
Sale of Common Stock	(48,505)	10.2669	06/25/2018
Sale of Common Stock	(21,788)	10.2636	06/25/2018
Sale of Common Stock	(17,947)	10.2458	06/26/2018

CUSIP NO. 717098206

Sale of Common Stock	(25,353)	10.2839	06/26/2018
Sale of Common Stock	(14,514)	9.9220	06/27/2018
Sale of Common Stock	(1,426)	9.8242	06/27/2018

Engine JET Capital, L.P.

Sale of Common Stock	(516)	10.2807	05/23/2018
Sale of Common Stock	(3,428)	10.2500	05/23/2018
Sale of Common Stock	(522)	10.6510	05/24/2018
Sale of Common Stock	(1,728)	10.5277	05/29/2018
Sale of Common Stock	(1,711)	10.5664	05/30/2018
Sale of Common Stock	(1,750)	10.7077	05/31/2018
Sale of Common Stock	(2,221)	10.7077	05/31/2018
Sale of Common Stock	(2,077)	10.7000	05/31/2018
Sale of Common Stock	(6,149)	10.7505	05/31/2018
Sale of Common Stock	(2,618)	10.9237	06/01/2018
Sale of Common Stock	(1,864)	11.6785	06/04/2018
Sale of Common Stock	(9,886)	11.4582	06/04/2018
Sale of Common Stock	(249)	11.1400	06/05/2018
Sale of Common Stock	(1,449)	11.1034	06/05/2018
Sale of Common Stock	(519)	11.2204	06/06/2018
Sale of Common Stock	(5,233)	11.1411	06/06/2018
Sale of Common Stock	(4,715)	11.0030	06/07/2018
Sale of Common Stock	(1,805)	11.0001	06/08/2018
Sale of Common Stock	(1,692)	10.8179	06/12/2018
Sale of Common Stock	(1,827)	10.6995	06/12/2018
Sale of Common Stock	(1,791)	10.8065	06/13/2018
Sale of Common Stock	(2,077)	10.7074	06/14/2018
Sale of Common Stock	(835)	10.7069	06/15/2018
Sale of Common Stock	(3,395)	10.6342	06/18/2018
Sale of Common Stock	(2,940)	10.5200	06/19/2018
Sale of Common Stock	(2,077)	10.6503	06/20/2018
Purchase of Common Stock	1,229	9.8918	06/21/2018
Sale of Common Stock	(1,039)	10.2523	06/22/2018
Purchase of Common Stock	2,077	10.2706	06/22/2018
Sale of Common Stock	(12,717)	10.2669	06/25/2018
Sale of Common Stock	(5,712)	10.2636	06/25/2018
Sale of Common Stock	(4,705)	10.2458	06/26/2018
Sale of Common Stock	(6,647)	10.2839	06/26/2018
Sale of Common Stock	(3,805)	9.9220	06/27/2018
Sale of Common Stock	(374)	9.8242	06/27/2018